Mail Stop 3561

December 20, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Joseph C. Berenato
  President and Chief Executive Officer
DUCOMMUN INCORPORATED
23301 Wilmington Avenue
Carson, California 90745-6209

> **Re: Ducommun Incorporated**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-08174**

Dear Mr. Berenato:

    We have reviewed your filings and have the following comments. We think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2006)

Management's Discussion and Analysis

Liquidity and Capital Resources, page 29

1.   We believe the table of "Contractual Obligations" on page 31 should be expanded to disclose the amount of scheduled interest payments. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Financial Statements

Note 5. Goodwill and Other Intangible Assets, page 52

2.   We note your disclosure referencing the assistance of an independent valuation expert. If you elect to make reference to an independent or third-party valuation or appraisal, you must specifically identify the appraiser in your report. Please revise accordingly or delete any such reference from your filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit. Please revise or advise, as appropriate.

Note 10. Employee Benefit Plans, page 57

3.   Please expand to discuss the impact of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," on your financial statements. See paragraphs 11-12, 15 and 20-21 of SFAS No. 158 for applicability and guidance.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief